UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended May 20, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period __ to __

Commission File Number 001-38510

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Fairmount Santrol Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Covia Holdings Corporation

3 Summit Park Drive, Suite 700

Independence, Ohio 44131

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Fairmount Santrol Retirement Savings Plan are being filed herewith:

Audited Financial Statements
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statement of Net Assets Available for Benefits as of May 20, 2019 and December 31, 2018
Statement of Changes in Net Assets Available for Benefits for the Period Ended May 20, 2019 and Year Ended December 31, 2018
Notes to Financial Statements

FAIRMOUNT SANTROL RETIREMENT SAVINGS PLAN

Index to the Financial Statements

May 20, 2019

Page
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statement of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the
Fairmount Santrol Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Fairmount Santrol Retirement Savings Plan (“Plan”) as of May 20, 2019 and December 31, 2018 and the related statement of changes in net assets available for benefits for the period and year then ended, and the related notes and schedules (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of May 20, 2019 and December 31, 2018 and the changes in net assets available for benefits for the period from January 1, 2019 to May 20, 2019 and the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2015.

Cleveland, Ohio
November 18, 2019

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Fairmount Santrol

Retirement Savings Plan

	May 20, 2019	December 31, 2018
ASSETS
Cash	$-	$1,161

Receivable - Employer Contributions	-	18,950
Notes Receivable from Participants	-	2,521,645
Total Receivables	-	2,540,595

Investments (at Fair Value):
American Funds Europacific Growth R6	-	3,040,555
American Funds Washington Mutual R6	-	5,181,448
Boston Partners Small Cap Value II Inv	-	1,552,945
DFA Five-Year Global Fixed-Income I	-	1,211,345
Dodge & Cox Income	-	7,226,145
Harbor Capital Appreciation Instl	-	4,150,232
Oppenheimer Developing Markets Y	-	1,980,015
Transamerica International Equity I	-	681,500
Vanguard Extended Market Idx Adm	-	4,484,887
Vanguard FTSE All-Wld ex-US Idx Admiral	-	1,937,258
Vanguard Institutional Index Fund Institutional Shares	-	11,960,336
Vanguard Target Retirement 2015 Inv	-	863,714
Vanguard Target Retirement 2020 Inv	-	3,024,957
Vanguard Target Retirement 2025 Inv	-	8,819,036
Vanguard Target Retirement 2030 Inv	-	8,979,507
Vanguard Target Retirement 2035 Inv	-	4,237,508
Vanguard Target Retirement 2040 Inv	-	4,269,461
Vanguard Target Retirement 2045 Inv	-	4,469,171
Vanguard Target Retirement 2050 Inv	-	3,841,861
Vanguard Target Retirement 2055 Inv	-	1,687,705
Vanguard Target Retirement 2060 Inv	-	727,823
Vanguard Target Retirement 2065 Inv	-	51,050
Vanguard Target Retirement Income Inv	-	441,722
Victory RS Small Cap Growth Y	-	2,114,535
Vanguard Total Bond Market Index Fund Institutional Shares	-	4,933,382
Government Money Market Fund	-	3,018
Managed Income Portfolio Class 1	-	7,000,083
Covia Holdings Corporation	-	4,631,678
Total Investments (at Fair Value)	-	103,502,877
Total Assets	-	106,044,633

LIABILITIES	-	-

Net Assets Available for Benefits	$-	$106,044,633

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Fairmount Santrol

Retirement Savings Plan

	Period Ended	Year Ended
	May 20, 2019	December 31, 2018
Additions to Net Assets Attributed to:
Contributions:
Employer	$5,940,560	$6,193,772
Employee	2,660,883	6,967,530
Rollover	521,270	413,227
Total Contributions	9,122,713	13,574,529

Interest and dividend income	338,434	3,682,975
Interest income on notes receivable from participants	47,024	112,376
Net unrealized/realized appreciation (depreciation)	8,626,856	(34,447,521)
Total Investment Income (Loss)	9,012,314	(30,652,170)

Deductions from Net Assets Attributed to:
Benefits paid to participants	7,042,095	8,236,225
Administrative expenses	52,188	83,142
Total Deductions	7,094,283	8,319,367

Net Increase (Decrease)	11,040,744	(25,397,008)

Transfer to Successor Plan	(117,085,377)	-

Net Assets Available for Benefits:
Beginning of Year	106,044,633	131,441,641
End of Year	$-	$106,044,633

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

1.	Merger of Unimin Corporation and Fairmount Santrol Holdings Inc.

On June 1, 2018 (the “Merger Date”), Unimin Corporation (“Unimin”) completed a business combination (the “Merger”) with Fairmount Santrol Holdings Inc. (“Legacy Fairmount Santrol” or “Fairmount Santrol”).  Upon closing of the Merger, Fairmount Santrol merged into a wholly-owned subsidiary of Unimin and ceased to exist as a separate corporate entity.  Immediately following the closing of the Merger, Unimin changed its name and began operating as Covia Holdings Corporation (“Covia”).  Fairmount Santrol common stock was delisted from the New York Stock Exchange (“NYSE”) prior to the market opening on June 1, 2018 and Covia commenced trading under the ticker symbol “CVIA” on that date.  Upon the consummation of the Merger, the former stockholders of Fairmount Santrol received approximately 35% of the common stock of Covia at a ratio of one share of Covia for five shares of Fairmount Santrol.  As of the Merger Date, Covia replaced Fairmount Santrol as sponsor of the Fairmount Santrol Retirement Savings Plan (the “Plan”).

2.	Description of Plan

The following description of the Plan provides only general information.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan began January 1, 2015 as a result of the merger of the plan assets of the Fairmount Minerals, Ltd. Retirement Savings Trust and Plan and the Fairmount Minerals, Ltd. Stock Bonus Trust and Plan (collectively, the “Predecessor Plans”).  All account balances of the Predecessor Plans were transferred into the Plan.  The Plan is a defined contribution plan covering substantially all Covia employees from Legacy Fairmount Santrol who meet the service requirements.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan Administrator is responsible for the general operation and administration of the Plan.  Fidelity Management Trust Company (“Fidelity”) serves as the Plan Trustee, Custodian, and Recordkeeper.

No dividend was paid to shareholders by Covia in 2019 or by either Covia or Legacy Fairmount Santrol in 2018.

On May 20, 2019, the Plan was merged into the Covia Retirement Savings Plan (the “Covia Plan” or “Successor Plan”).  Covia common stock in the Plan was transferred to the Covia Plan as a frozen investment option contemporaneously with the Plan merging into the Covia Plan, and participants in the Covia Plan no longer had the option of purchasing additional shares of Covia common stock in the Covia Plan as of May 20, 2019.

Eligibility

Prior to the Plan merging into the Covia Plan, all Covia employees from Legacy Fairmount Santrol were eligible to participate in the elective deferral component of the Plan on their first day of employment.  Employees were not eligible to receive employer contributions until after completing a one-year service period.

Employees were eligible to participate in the elective deferral and employer matching components of the Plan on their first day of employment and after having attained age 18.

Effective January 1, 2019, eligibility to participate in the Plan was expanded to include part-time employees, temporary employees, summer help, co-ops, and interns after 1,000 hours of service.

Contributions

Cash or Deferred Option [401(k)] – Pursuant to the terms of the Plan, participants had the option to elect a portion of their compensation, up to 75%, to be contributed to the Plan by Covia on a pre-tax basis.  The Plan also allowed for elective Roth contributions and catch-up contributions.

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

Automatic Enrollment – All newly eligible employees were automatically enrolled in the Plan 30 days after hire at an initial pre-tax deferral contribution of 3% of eligible compensation.  Employees had the option to elect a deferral percentage other than the initial 3% following enrollment.

Automatic Escalation – For participants automatically enrolled in the Plan, the pre-tax deferral contribution automatically increased annually by 1% until a deferral of 5% was reached.

Employer Match Contributions – The Plan included safe harbor provisions, providing a matching formula of 100% of the participant’s elective deferral for the plan year of up to 3% of the employee’s annual compensation and 50% of the elective deferral for the next 2% of the employee’s annual compensation.  The amount of total employer match contributions were $1,247,371 for the period ended May 20, 2019 and $3,581,137 for the year ended December 31, 2018.

Employer Discretionary Contributions – Covia also had the option to make additional discretionary contributions.  Such contributions, if any, were allocated to each participant in proportion to his or her compensation for the calendar year.  Based on Covia’s fiscal results for the year ended December 31, 2018, the amount of employer discretionary contributions to the Plan for the period ended May 20, 2019 was $4,447,593.  Based on Legacy Fairmount Santrol’s fiscal results for the year ended December 31, 2017, the amount of employer discretionary contributions to the Plan in 2018 was $1,937,898.

Employer Contributions for Union Employees – Covia also made contributions for employees covered by the collective bargaining agreement of the Wedron Silica Company.  Covia contributed an amount equal to 5% of such employee’s compensation.  Employer contributions for union employees were $264,546 for the period ended May 20, 2019 and $683,934 for the year ended December 31, 2018.

Rollover contributions from other Plans were also accepted, providing certain specified conditions had been met.

Contributions were subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Participants’ Accounts

401(k) Accounts – Each participant’s account was credited with the participant’s elective contributions, employer matching and discretionary contributions, earnings, and losses thereon.

Vesting

All participants were immediately 100% vested in elective deferrals, rollover contributions, and employer matching contributions.  Employer discretionary contributions were 100% vested after three years of vesting service.

Notes Receivable from Participants

Loans were permitted under certain circumstances and subject to limitations.  Participants could borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans were repaid over a period not to exceed five years with exceptions for the purchase of a primary residence.  Loans were valued at unpaid principal plus accrued but unpaid interest.  No allowance for credit losses was recorded as of May 20, 2019 or for December 31, 2018.  Delinquent participant loans were recorded as distributions on the basis of the terms of the Plan agreement.

The loans were secured by the balance in the participant’s account and bore interest at rates established by the Plan Administrator based on prevailing interest rates charged by commercial lending institutions for loans under similar circumstances.  Principal and interest were paid ratably through payroll deductions.

Payment of Benefits

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

Upon termination of service by reason of retirement, death, or total and permanent disability, a participant received a lump sum amount equal to the value of his or her account.  Benefits were recorded when paid.

Terminated participants had the option to elect to receive payment of benefits under a systematic withdrawal plan or installments.  Terminated participants also had the option to elect to withdraw any portion of his or her vested interest in the account in cash at any time.

Other Plan Provisions

Normal retirement age under the Plan was age 65.  The Plan also provided for early payment of benefits after reaching age 59½.

Forfeitures

The non-vested portions of participant account balances were forfeitable and used to reduce employer contributions to the Plan and to offset administrative expenses under the Plan.  Forfeited non-vested accounts totaled $0 as of May 20, 2019 and $20,254 as of December 31, 2018.

Hardship Withdrawals

Hardship withdrawals were permitted in accordance with Internal Revenue Service guidelines.

Investment Options

Upon enrollment in the Plan, a participant had the option to direct any contributions to any of the investment options offered by the Plan.

3.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s transactions were reported on the accrual basis of accounting.

Investments held by a defined contribution plan were required to be reported at fair value.

Valuation of Investments

Investments made in the Plan were stated at fair value.  Mutual funds, the managed income portfolio fund, the money market fund, and employer common stock were reported at fair market value as of the balance sheet date.  Fair market values represented quoted market prices or, if quoted market prices were not available, estimated fair values as determined by the Plan’s investment broker.

Purchases and sales of securities were recorded on a trade-date basis.  Interest income was recorded on the accrual basis.  Dividends were recorded on the ex-dividend date.  Net appreciation (depreciation) included the Plan’s gains and losses on investments purchased and sold as held during the period ending May 20, 2019 or year ended December 31, 2018.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Administrative Fees

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

All reasonable costs and expenses, including legal, accounting, and communication fees, incurred by the Plan have been paid from forfeitures (if any).

Plan Termination

Prior to the Plan merging into the Covia Plan, Covia had the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Risks and Uncertainties

The Plan’s investment included investments in mutual funds, Covia stock, a money market fund, and a managed income portfolio fund.  These investments were subject to varying degrees of risk, such as interest rate, credit, and overall market volatility risks.  On May 20, 2019, Covia common stock in the Plan was transferred to the Covia Plan as a frozen investment option contemporaneously with the Plan merging into the Covia Plan, and participants in the Covia Plan no longer had the option of purchasing additional shares of Covia common stock in the Covia Plan as of that date.

Subsequent Events

Management evaluates subsequent events occurring subsequent to the date of the financial statements in determining the accounting for, and disclosure of transactions and events that affect the financial statements.

Subsequent events have been evaluated through the date the financial statements were available to be issued.

4.	Tax Status

The Plan was a volume submitter and received an opinion letter from the Internal Revenue Service on March 31, 2014, which stated that the Plan was in compliance with applicable requirements of the Internal Revenue Code.  The Plan Administrator believes that the Plan was designed and operated in compliance with applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan had taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities.  The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of May 20, 2019, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.  Currently, no audits for any tax periods are in progress.

5.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.  The three levels of the fair value hierarchy under Topic 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan had the ability to access at the measurement date.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
o	Quoted prices for similar assets or liabilities in active markets;

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

o	Quoted prices for identical assets or similar assets or liabilities in inactive markets;
o	Inputs other than quoted prices that are observable for the asset or liability;
o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs that are unobservable inputs for the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.  There were no changes in the methodologies used at May 20, 2019 and December 31, 2018.

•	Mutual Funds – The fair value of mutual funds are based on daily unadjusted quoted prices in active markets and are considered Level 1.
•	Money Market Funds – The fair value of money market funds are based on daily unadjusted quoted prices in active markets and are considered Level 1.
•

Company Stock – The fair value of Covia stock was based on daily unadjusted quoted prices in active markets and is considered Level 1.  The Covia stock fund held by the Plan also contained cash used to facilitate purchase and sale transactions.  As previously noted, the Plan was merged into the Covia Plan on May 20, 2019 and participants in the Covia Plan do not have the option of purchasing additional shares of Covia common stock in the Covia Plan.

•

Managed Income Portfolio Fund – The fair value of the Managed Income Portfolio fund is based on quoted prices for similar assets or liabilities in active markets and is considered Level 2.  Issuances and redemptions of units are recorded daily.  In unusual market conditions, the Trustee may impose restrictions on such issuances and redemptions.  Withdrawals will normally be provided as soon as practicable within twelve months following written notice to the Trustee.  Participant transactions (purchases and sales) may occur daily.

There were no assets held by the Plan at May 20, 2019.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2018.  Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual Funds	$91,868,098	$-	$-	$91,868,098
Money Market Fund	3,018	-	-	3,018
Managed Income Portfolio Fund	-	7,000,083	-	7,000,083
Covia Holdings Corporation
Common Shares	4,631,678	-	-	4,631,678
Total Investments	$96,502,794	$7,000,083	$-	$103,502,877
6.	Party-in-Interest Transactions

Certain Plan investments consisted of shares of mutual funds managed by Fidelity, the Custodian as defined by the Plan, and therefore, these transactions qualified as party-in-interest.  Usual and customary fees were paid by the mutual fund for the investment management services.  In addition, the Plan had arrangements with various service providers and these arrangements qualified as party-in-interest transactions.

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

As of December 31, 2018, the Plan held 1,354,292 shares of Covia common stock, of which the fair value comprised approximately 4% of the assets held by the Plan.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits, per the financial statements, to the Form 5500:

	May 20, 2019	December 31, 2018
Net assets available for benefits per the financial statements	$-	$106,044,633
Adjustments from fair value to contract value on Form 5500	-	(74,308)
Net assets per Form 5500	$-	$105,970,325

The following is a reconciliation of the changes in net assets available for benefits, per the financial statements, to the Form 5500:

Period Ended
May 20, 2019
Net decrease per the financial statements	$106,044,633
Adjustments from fair value to contract value on Form 5500	(74,308)
Net loss per Form 5500	$105,970,325

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

FAIRMOUNT SANTROL RETIREMENT SAVINGS PLAN

Covia Holdings Corporation
(Plan Sponsor)

Date:	November 18, 2019	By:	/s/ Andrew D. Eich
		Name:	Andrew D. Eich
		Its:	Executive Vice President and Chief Financial Officer